Bespoke Tricycles Inc.

145-147 St. John Street

London, United Kingdom, EC1V 4PW

October 29, 2012

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3561

Washington D.C., 20549-7010

Attention: John Goodhew

Re: Bespoke Tricycles Inc.

Registration Statement on Form S-1

Filed October 11, 2012

File No. 333-183710

Dear Mr. Stickel:

I write on behalf of Bespoke Tricycles Inc., (the “Company”) in response to Staff’s letter of October 22, 2012, by Max A. Webb, Assistant Director, of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement on Form S-1, filed October 11, 2012, (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

Because our offering will be conducted on a best efforts basis, page 7

1.	We note your response to our prior comment 8. Please expand your disclosure in this risk factor to discuss in greater detail the risks related to the fact that there will be “no minimum” amount that must be raised for your best efforts offering. For example, given your need for significant additional financing, it would appear that your right to retain investment proceeds regardless of the amount raised in the offering may result in greater risks for investors if you cannot raise enough funds to proceed with your business plans.

In response to this comment, the Company expanded its disclosure in the risk factor to explain the risks associated with raising less than the maximum amount in the offering.

We will incur increased costs and our management will face increased demands, page 11

2.	We note your response to our prior comment 12. Please revise to also disclose an estimate of the additional costs you expect to incur as a public company.

In response to this comment, the Company revised its disclosure to estimate the additional costs expected as a public company.

Description of Business, page 23

3.	We note your response to our prior comment 14 and reissue in part. Please revise your disclosure to provide a basis for the follow assertions or beliefs in this section, or revise to remove the relevant statements:

•         Page 25: Your tricycles are ideal for a large number of people currently wishing to start their own small business.

•         Page 25: In the current economic environment more and more people are setting up their own small scale businesses.

In response to this comment, the Company revised each such disclosure as follows:

  We believe that the cost and size of our vending tricycles will be appealing for people currently wishing to start their own small business.
  We hope to target people setting up their own small scale businesses.

Management’s Discussion and Analysis of Financial Condition, page 32

Our Plan for the Next 12 Months, page 32

4.	We note response to our prior comment 23 and reissue in part. Please expand your disclosure to provide a detailed timeline for each of the steps you intend to take over the next twelve months as part of your business plan. Please also revise to provide a clearer understanding of your budget for each of the steps you plan to take as part of your business plan, and how this budget reconciles with the disclosure in your Use of Proceeds section on page 15.

In response to this comment, the Company expended its disclosures to provide a timeline for the steps it plans to take in the next 12 months and to provide a clearer understanding of the budget for each step. The company also revised its Use of Proceeds section of the registration statement to reconcile with the new disclosures.

Sincerely,

/s/ John Goodnew

John Goodhew

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